SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PAVMED INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70423R 102
(CUSIP Number)

David Alan Miller, Esq. Jeffrey M. Gallant, Esq. Eric T. Schwartz, Esq. Graubard Miller 405 Lexington Avenue, 11th Floor New York, New York 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70423R 102	SCHEDULE 13D	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lishan Aklog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,520,532
	8	SHARED VOTING POWER 5,945,899
	9	SOLE DISPOSITIVE POWER 2,520,532
	10	SHARED DISPOSITIVE POWER 5,945,899

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,466,431
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 70423R 102	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ira Scott Greenspan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,873
	8	SHARED VOTING POWER 5,966,803
	9	SOLE DISPOSITIVE POWER 27,873
	10	SHARED DISPOSITIVE POWER 5,966,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,994,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 70423R 102	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) HCFP/Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,713,879
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,713,879
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,713,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 70423R 102	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Pavilion Venture Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,520,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,520,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,520,532
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 70423R 102	SCHEDULE 13D	Page 5 of 9 Pages

This Schedule 13D is filed by Lishan Aklog (“Aklog”), Ira Scott Greenspan (“Greenspan”), HCFP/Capital Partners III LLC (“HCFP/CPIII”) and Pavilion Venture Partners LLC (“Pavilion,” and together with Aklog, Greenspan and HCFP/CPIII, the “Reporting Persons”) with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of PAVmed Inc., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 13,310,000 shares of Common Stock outstanding as of April 28, 2016.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at One Grand Central Place, Suite 4600, New York, New York 10165.

Item 2.	Identity and Background.

Aklog’s business address is One Grand Central Place, Suite 4600, New York, New York 10165. The business address of each of Greenspan, Pavilion and HCFP/CPIII is 420 Lexington Ave, Suite 300, New York, New York 10170. Aklog has been the Issuer’s Chairman and Chief Executive Officer since its inception on June 26, 2014. Greenspan has been a Senior Adviser to the Issuer since its inception on June 26, 2014 and a Director of the Issuer since January 2015. Each of HCFP/CPIII and Pavilion is a private financial advisory and investment firm. Aklog is the manager of Pavilion and Aklog and Greenspan are the managers of HCFP/CPIII.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Aklog and Greenspan are citizens of the United States. HCFP/CPIII and Pavilion are Delaware limited liability companies.

Item 3.	Sources of Funds.

In June 2014, in connection with the Issuer’s organization, (i) HCFP/CPIII acquired 2,030,000 shares of Common Stock for $0.001 per share, and warrants to purchase an additional 2,187,500 shares of Common Stock at an exercise price of  $2.50 per share for $0.0001 per warrant, for an aggregate purchase price and total consideration of $2,248.75, and (ii) Pavilion acquired 870,000 shares of Common Stock for $0.001 per share, and warrants to purchase an additional 937,500 shares of Common Stock at an exercise price of $2.50 per share for $0.0001 per warrant, for an aggregate purchase price and total consideration of  $963.75. HCFP/CPIII and Pavilion used their working capital for such purchases.

In July 2014, (i) Greenspan acquired 10,000 units form the Issuer, (ii) HCFP/CPIII acquired 20,000 units from the Issuer, (iii) Pavilion acquired 30,000 units from the Issuer, and (iv) Robert M. Greenspan, Greenspan’s son, acquired 5,000 units, in

CUSIP No. 70423R 102	SCHEDULE 13D	Page 6 of 9 Pages

each case for a purchase price of $0.50 per unit, for an aggregate purchase price of $5,000, $10,000, $15,000 and $2,500 for Greenspan, HCFP/CPIII, Pavilion and Robert M. Greenspan, respectively. Each unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $2.50. Robert M. Greenspan subsequently exercised warrants to purchase 2,500 shares of Common Stock. Greenspan and Robert M. Greenspan used their personal funds and HCFP/CPIII and Pavilion used their working capital for such purchases.

In September 2015, the Issuer effected a 2.7872582-for-1 forward stock split by way of a stock dividend of 1.7872582 shares for each outstanding share.

On April 27, 2016, Pavilion sold 300,000 warrants to HCFP Inc., an entity controlled by Aklog and Greenspan, in a private transaction for a purchase price of $0.20 per warrant, or an aggregate of $60,000. HCFP Inc. used its working capital for such purchase.

On April 28, 2016, as part of the Issuer’s initial public offering, (i) Pavilion acquired 12,000 units from the Issuer, (ii) HCFP Inc. acquired 87,020 units from the Issuer, (iii) HCFP/Capital Partners IIIB LLC, an entity managed by HCFP/CPIII, acquired 125,000 units from the Issuer, and (iv) HCFP/AG LLC, an entity managed by Aklog and Greenspan, acquired 20,000 units from the Issuer, in each case for a purchase price of $5.00 per unit, for an aggregate purchase price of $60,000, $435,100, $625,000 and $100,000 for HCFP Inc., HCFP/Capital Partners IIIB LLC and HCFP/AG LLC, respectively. Each unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $5.00. Each entity used its working capital for such purchases.

In connection with the closing of the Issuer’s initial public offering, on April 28, 2016, the Issuer granted (i) a stock option to purchase 278,726 shares of Common Stock to Aklog, and (ii) a stock option to purchase 97,554 shares of Common Stock to Greenspan, in each case with an exercise price of $5.00 per share (the “Options”). Each of the Options expires ten years from the grant date, and vests as to 3/36 of the underlying shares on July 28, 2016 and as to 1/36 of the underlying shares on each of the 33 monthly anniversaries thereafter.

In addition, upon the closing of the initial public offering, the warrants beneficially owned by the Reporting Persons prior to the initial public offering became warrants with terms identical to those issued in the initial public offering, including the exercise price per share. Notwithstanding the foregoing, pursuant to letter agreements between the Issuer and each of HCFP/CPIII and Pavilion (the “Warrant Exercise Agreements”), the warrants held by HCFP/CPIII and Pavilion prior to the initial public offering may be exercised on a cashless basis as long as such warrants remain held by them (or certain permitted transferees). In addition, pursuant to the warrant agreement, the warrants held by HCFP/CPIII, Pavilion, Aklog and Greenspan prior to the initial public offering are not subject to redemption as long as such warrants remain held by them.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.

CUSIP No. 70423R 102	SCHEDULE 13D	Page 7 of 9 Pages

The Reporting Persons and the Principals may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions, including upon exercise of the warrants and the Options, subject to the lock-up agreements described in Item 6 below.

At the date of this Schedule 13D, none of the Reporting Persons, except as set forth in this Schedule 13D, and as consistent with Aklog’s position as Chairman and Chief Executive Officer of the Issuer and Greenspan’s position as director of the Issuer, has any plans or proposals which would result in:

(a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer’s business or corporate structure;

(g)      Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Aklog is the beneficial owner of 8,466,431 shares of Common Stock, representing 63.6% of the Issuer’s outstanding Common Stock. This amount includes (i) 5,713,879 shares of the Issuer’s Common Stock owned by HCFP/CPIII as described below, which Aklog, as a member and a manager of HCFP/CPIII, shares joint voting and dispositive power over; (ii) 2,520,532 shares of the Issuer’s Common Stock owned by Pavilion as described below, over which Aklog, as a member and sole manager of Pavilion, has sole voting and dispositive power; (iii) 87,020 shares of the Issuer’s Common Stock owned by HCFP Inc., over which Aklog, as a controlling shareholder of HCFP Inc., shares joint voting and dispositive power; (iv) 125,000 shares of the Issuer’s Common Stock owned by HCFP/Capital Partners IIIB LLC, over which Aklog, as a member and a manager of

CUSIP No. 70423R 102	SCHEDULE 13D	Page 8 of 9 Pages

the HCFP/CPIII, the sole manager of HCFP/Capital Partners IIIB LLC, shares joint voting and dispositive power; and (v) 20,000 shares of the Issuer’s Common Stock owned by HCFP/AG LLC as described below, over which Aklog, as a manager of HCFP/AG LLC, shares joint voting and dispositive power. This amount excludes (i) an option to purchase 278,726 shares of Common Stock owned by Aklog, (ii) warrants to purchase 5,713,879 shares of Common Stock owned by HCFP/CPIII, (iii) warrants to purchase 2,220,532 shares of Common Stock owned by Pavilion, (iv) warrants to purchase 387,020 shares of Common Stock owned by HCFP Inc., (v) warrants to purchase 125,000 shares of Common Stock owned by HCFP/Capital Partners IIIB LLC, and (vi) warrants to purchase 20,000 shares of Common Stock owned by HCFP/AG LLC, which options and warrants are not currently exercisable and will not become exercisable within 60 days.

Greenspan is the beneficial owner of 5,994,676 shares of Common Stock, representing 45.0% of the Issuer’s outstanding Common Stock. This amount includes (i) 5,713,879 shares of the Issuer’s Common Stock owned by HCFP/CPIII as described below, over which Greenspan, as a member and a manager of HCFP/CPIII, shares joint voting and dispositive power; (ii) 20,904 shares of the Issuer’s Common Stock owned by Robert M. Greenspan, Greenspan’s son, which Greenspan may be deemed to beneficially own; (iii) 87,020 shares of the Issuer’s Common Stock owned by HCFP Inc., over which Greenspan, as a controlling shareholder of HCFP Inc., shares joint voting and dispositive power; (iv) 125,000 shares of the Issuer’s Common Stock owned by HCFP/Capital Partners IIIB LLC, over which Greenspan, as a member and a manager of HCFP/CPIII, the sole manager of HCFP/Capital Partners IIIB LLC, shares joint voting and dispositive power; and (v) 20,000 shares of the Issuer’s Common Stock beneficially owned by HCFP/AG LLC, over which Greenspan, as a manager of HCFP/AG LLC, shares joint voting and dispositive power. This amount excludes (i) an option to purchase 97,554 shares of Common Stock owned by Greenspan, (ii) warrants to purchase 27,873 shares of Common Stock owned by Greenspan, (iii) warrants to purchase 5,713,879 shares of Common Stock owned by HCFP/CPIII, (iv) warrants to purchase 6,968 shares of Common Stock owned by Robert M. Greenspan, (v) warrants to purchase 387,020 shares of Common Stock owned by HCFP Inc., (vi) warrants to purchase 125,000 shares of Common Stock owned by HCFP/Capital Partners IIIB LLC, and (vii) warrants to purchase 20,000 shares of Common Stock owned by HCFP/AG LLC, which options and warrants are not currently exercisable and will not become exercisable within 60 days.

HCFP/CPIII is the beneficial owner of 5,713,879 shares of the Issuer’s Common Stock, or approximately 42.9% of the Issuer’s outstanding Common Stock. HCFP/CPIII has sole voting and dispositive power over such shares. This amount excludes warrants to purchase 5,713,879 shares of Common Stock, which warrants are not currently exercisable and will not become exercisable within 60 days.

Pavilion is the beneficial owner of 2,520,532 shares of the Issuer’s Common Stock, or approximately 18.9% of the Issuer’s outstanding Common Stock. Pavilion has sole voting and dispositive power over such shares. This amount excludes warrants to purchase 2,220,532 shares of Common Stock, which warrants are not currently exercisable and will not become exercisable within 60 days.

CUSIP No. 70423R 102	SCHEDULE 13D	Page 9 of 9 Pages

In the past 60 days, Pavilion effected the transactions described under Item 3 of this Schedule 13D and such transactions are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure under Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

HCFP/CPIII and Pavilion each have entered into a Warrant Exercise Agreement, pursuant to which each will have the right to exercise certain warrants held by them on a cashless basis, as described more fully under Item 3 above.

HCFP/CPIII and Pavilion each have entered into a lock-up agreement with the Issuer, pursuant to which each has agreed that it will not, directly or indirectly, sell, transfer or otherwise dispose of any of the Issuer’s securities it acquired prior to the Issuer’s initial public offering until one year from the closing of such offering, subject to certain limited exceptions.

Aklog and Greenspan each have entered into a lock-up agreement with the selling agent for the Issuer’s initial public offering, pursuant to which each has agreed that he will not, directly or indirectly, sell, transfer or otherwise dispose of any of the Issuer’s equity securities until six months from the closing of such offering, without the prior written consent of the selling agent, subject to certain limited exceptions.

The foregoing descriptions of the Warrant Exercise Agreements and the lock-up agreements are qualified by reference to the full text of such agreements, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of May 12, 2016, by and among Lishan Aklog, Ira Scott Greenspan, HCFP/Capital Partners III LLC and Pavilion Venture Partners LLC.

99.2	Form of Warrant (incorporated by reference from Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 filed on April 22, 2015).

99.3	Form of Letter Agreement with HCFP/Capital Partners III LLC (incorporated by reference from Exhibit 10.4.1 to the Issuer’s Registration Statement on Form S-1 filed on April 22, 2015).

99.4	Form of Letter Agreement with Pavilion Venture Partners LLC (incorporated by reference from Exhibit 10.4.2 to the Issuer’s Registration Statement on Form S-1 filed on April 22, 2015).

99.5	Form of One Year Lock-Up Agreement with PAVMed Inc.

99.6	Form of Six-Month Lock-Up Agreement with The Benchmark Company LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 12, 2016

/s/ Lishan Aklog
Lishan Aklog

/s/ Ira Scott Greenspan
Ira Scott Greenspan

HCFP/CAPITAL PARTNERS III LLC

By:	/s/ Lishan Aklog
Name: Lishan Aklog
Title: Manager

PAVILION VENTURE PARTNERS LLC

By:	/s/ Lishan Aklog
	Name:	Lishan Aklog
	Title:	Manager